EXHIBIT (a)(19)



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                  THE LIMITED, INC. ANNOUNCES FINAL RESULTS OF
                          "DUTCH AUCTION" TENDER OFFER

     COLUMBUS, Ohio, June 10, 1999 -- The Limited, Inc. (NYSE/LSE: LTD) today announced the final results of its modified "Dutch Auction" tender offer to purchase up to 15,000,000 shares of its outstanding common stock. The tender offer, which was oversubscribed, expired at 12:00 midnight, New York City time, on Thursday, June 3, 1999.

     The Limited, Inc. announced that 35,493,312 shares of its common stock were properly tendered and not withdrawn at $50.00 per share. The Limited, Inc. has accepted for purchase and will promptly pay for 15,000,000 of these shares, including all shares tendered at the purchase price in "odd lots" by persons beneficially owning less than 100 shares of The Limited, Inc. common stock. The Limited, Inc. has been informed by the depositary for the tender offer, First Chicago Trust Company of New York, that the final proration factor, after giving effect to the "odd lot" tender procedures, is 42.132116%. Following purchase of the 15,000,000 shares pursuant to the tender offer, there will be approximately 214 million shares of The Limited, Inc. common stock issued and outstanding. Lazard Freres & Co. LLC and J.P. Morgan & Co. acted as Co-Dealer Managers for the tender offer.

     The Limited, Inc., through Express, Lerner New York, Lane Bryant, Limited Stores, Structure, Limited Too, Galyan's and Henri Bendel, presently operates 3,399 specialty stores. The Company also owns approximately 84% of Intimate Brands, Inc. (NYSE: IBI), the leading speciality retailer of intimate apparel, beauty and personal care products through the Victoria Secret and Bath & Body Works brands. Victoria Secret products are available through 849 lingerie and beauty stores, the Victoria's Secret Catalogue and online at www.VictoriasSecret.com. Bath and Body Works products are available in 1,108 stores.

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For further information, please contact:      Tom Katzenmeyer
                                              Vice President, Investor Relations
                                              The Limited, Inc.
                                              614-415-7076
                                              www.limited.com



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